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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             INFORMATION STATEMENT

        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

                              JK ACQUISITION CORP.
             (Exact name of registrant as specified in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   001-32574
                            (Commission File Number)

                                   87-0745202
                      (I.R.S. Employer Identification No.)

                          855 Bordeaux Way, Suite 200
                            Napa, California  94558
                    (Address of principal executive offices,
                              including zip code)

                                 (707) 254-8880
                        (Registrant's telephone number,
                              including area code)


________________________________________________________________________________
________________________________________________________________________________

                              JK ACQUISITION CORP.

 INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF 1934 AND RULE 14F-1 THEREUNDER

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                       WE ARE NOT ASKING YOU FOR A PROXY
                  AND YOU ARE REQUESTED NOT TO SEND US A PROXY

                                  INTRODUCTION

     This Information Statement (the "Information Statement") is being mailed on or about January 22, 2010 to the holders of record at the close of business on January 19, 2010 of the common stock, par value $.0001 per share, of JK Acquisition Corp., (the "Common Stock"), a Delaware corporation (the "Company"), in connection with the proposed election of a majority of directors of the Company other than at a meeting of the stockholders of the Company. This Information Statement is being distributed pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. No action is required by our stockholders in connection with the election of such persons. Nevertheless, you are urged to read this Information Statement carefully.

     CHANGE  OF  CONTROL  OF  THE  COMPANY

     A change in control of the Company occurred on December 31, 2009 when Golden Gate Homes, Inc., a privately held Delaware corporation ("Golden Gate"), acquired from James P. Wilson and Keith D. Spickelmier, respectively, 67,738,379 and 55,472,309 shares of the Company's common stock theretofore owned by them separately, for an aggregate of 123,210,688 shares of common stock, representing approximately 96.5% of the outstanding shares of the Company's common stock and the controlling interest in the Company. The purchase prices paid for these shares were $171,875 to Mr. Wilson and $140,625 to Mr. Spickelmier. Steven Gidumal and Brandon Birtcher each own one-third of Golden Gate, and two trusts of which Tim Wilkens is the trustee, The Wilkens 2000 Trust and The Wilkens 2003 Trust (the "Wilkens Trusts") own the remaining one-third of Golden Gate. Biographical information about Messrs. Gidumal, Wilkens and Birtcher is contained below. The funds for the purchase of the shares came personally from Messrs. Gidumal and Birtcher, and from the accounts of the Wilkens Trusts. Golden Gate purchased the shares to pursue a business opportunity through the Company. Messrs. Wilson and Spickelmier, on the one hand, and Golden Gate, on the other hand, have not entered into any arrangements or understandings with respect to the election of directors or other similar matters, other than for Mr. Spickelmier's agreement to continue to serve as a Company director until the Company complies with Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder for any subsequently elected Company directors.

     In connection with the transaction described in the preceding paragraph, the following events occurred:

     * James P. Wilson resigned from the Company's Board of Directors, and Steven Gidumal was elected to the Board to fill the newly created vacancy, to serve along with Keith D. Spickelmier, who remains as the second director. For more information about Mr. Gidumal, see "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" below.

     * All of the Company's then serving officers resigned, and the Company elected the following persons

OFFICER                      OFFICES
--------------------------------------------------------------------------------

Steven Gidumal               Chairman  of  the  Board  &
                             Chief  Financial  Officer
--------------------------------------------------------------------------------

Tim  Wilkens                 Chief  Executive  Officer
--------------------------------------------------------------------------------

Brandon  Birtcher            President
--------------------------------------------------------------------------------

Basil  N.  Argerson          Senior  Vice  President,  Treasurer  &  Secretary
--------------------------------------------------------------------------------

          For more information about the new officers, see "DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY" below.

     * The Company now proposes to change its corporate name to "Golden Gate Homes, Inc." and to effect a 1-for-35 reverse split of the Company's common stock to improve the Company's capital structure. Moreover, the Company expects to consider adding a new member to its Board of Directors, as discussed immediately below.

     Mr. Spickelmier has agreed to resign from his seat on the Board of Directors of the Company promptly after the Company has fully complied with Rule 14f-1 under the Securities Exchange Act of 1934. After Mr. Spickelmier resigns from his seat on the Board of Directors of the Company, the Board of Directors of the Company expects to elect Tim Wilkens to fill the vacancy created by such resignation. Like all of the Company directors, Mr. Wilkens will (if so elected) serve as such until the next annual meeting of the stockholders, and until his successor has been duly elected and qualified. Mr. Wilkens has consented to serve as a director of the Company if so elected.

     The Board of Directors may in the future consider an increase in the number of persons serving on it pursuant to the authority conferred upon it by the Company's bylaws to specify the number of directors serving at any time. Currently, the Board of Directors is contemplating its expansion as well-qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly created vacancies are not known at this time. However, if the number of persons serving on the Board of Directors were increased, the Board of Directors would elect the persons necessary to fill the vacancies created by the increase. Stockholders would have input on the composition of the Board of Directors only at a meeting to elect directors or through an effort to remove existing directors and replace them with successor directors. The Board of Directors does not expect, if it were to increase the number of persons serving on the Board of Directors, to give direct notice to stockholders of such increase or the identities of the new directors. However, the Board of Directors does expect in such circumstances to issue a press release, or a Current Report on Form 8-K, if appropriate, regarding such developments through usual channels.

                  INFORMATION  RELATING  TO  OUR  COMMON  STOCK

     The shares of our Common Stock are the only class of voting securities currently outstanding. The holder of each share of our Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. As of January 19, 2010, there were 127,697,956 shares of our Common Stock outstanding. There are currently no shares of preferred stock outstanding.

                     SECURITY OWNERSHIP OF CERTAIN CURRENT
                        BENEFICIAL OWNERS AND MANAGEMENT

     The table set forth below contains certain information as of January 19, 2010 concerning the beneficial ownership of the Company's Common Stock (i) by each person who is known by the Company to own beneficially more than 5% of the outstanding Common Stock; (ii) by each director; and (iii) by all directors and officers as a group. The address for all persons listed in the table is 855 Bordeaux Way, Suite 200, Napa, California 94558.

     Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their shares, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to their shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person or member of a group to acquire them within 60 days of January 19, 2010 are treated as outstanding only for determination of the number and percent owned by such group or person.

                                AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP
--------------------------------------------------------------------------------
NAME OF BENEFICIAL OWNER                   NUMBER          PERCENT
--------------------------------------------------------------------------------

Golden Gate Homes, Inc.                 123,210,688 (1)     96.5%
--------------------------------------------------------------------------------

Steven  Gidumal                         123,210,688 (1)     96.5%
--------------------------------------------------------------------------------

Tim Wilkens                             123,210,688 (1)     96.5%
--------------------------------------------------------------------------------

Brandon Birtcher                        123,210,688 (1)     96.5%
--------------------------------------------------------------------------------

All directors and officers as
a group (four persons)                  123,210,688 (1)     96.5%
--------------------------------------------------------------------------------

     (1) All of these shares are held by Golden Gate Homes, Inc., an entity owned directly or indirectly by Steven Gidumal and Brandon Birtcher, and two trusts of which Tim Wilkens is the trustee. Accordingly, Messrs. Gidumal, Birtcher and Wilkens have shared voting power and shared investment power over these shares. These shares are also included in the table in the figures of shares beneficially owned by Golden Gate Homes, Inc. and Messrs. Gidumal, Birtcher and Wilkens.

                 DIRECTORS  AND  EXECUTIVE  OFFICERS  OF  THE  COMPANY

GENERAL

     The authorized number of directors of the Company is presently fixed at two. However, the Board of Directors is contemplating its expansion as well-qualified additional persons can be persuaded to serve on the Board. The timing of any expansion and the identity of any person who will be elected as an additional director to fill the newly created vacancies are not known at this time.

     Each director serves for a term of one year that expires at the following annual stockholders' meeting. Each officer serves at the pleasure of the Board of Directors and until a successor has been qualified and appointed.

     There are no family relationships, or other arrangements or understandings between or among any of the directors, executive officers or other person pursuant to which such person was selected to serve as a director or officer, other than as described in the section captioned "CHANGE OF CONTROL OF THE COMPANY" above.

CURRENT  MANAGEMENT

     The  directors  and  executive  officers  of  the  Company  are as follows:

NAME                                 AGE     POSITIONS
--------------------------------------------------------------------------------

Steven Gidumal                        52     Chairman  of  the  Board  &
                                             Chief Financial Officer
--------------------------------------------------------------------------------

Keith  D.  Spickelmier                48     Director
--------------------------------------------------------------------------------

Tim  Wilkens                          49     Chief  Executive  Officer
--------------------------------------------------------------------------------

Brandon  Birtcher                     56     President
--------------------------------------------------------------------------------

Basil  N.  Argerson                   49     Senior  Vice  President,  Treasurer
                                             &  Secretary
--------------------------------------------------------------------------------

     The following is the background of Messrs. Gidumal, Spickelmier, Wilkens, Birtcher and Argerson:

     STEVEN GIDUMAL. Mr. Gidumal has served as Chairman of the Board and Chief Financial Officer of the Company since December 31, 2009. Since 2004, Mr. Gidumal has served as the founder, President and Portfolio Manager for Virtus Capital, a firm based in Orlando, Florida and New York that invests in the securities of companies in distressed and restructuring situations, including a variety of real estate and financial institutions. From August 2006 to August 2008, Mr. Gidumal also served as Co-Portfolio Manager of Resurgence Asset Management, a distressed fund based in New York City for which he co-ran a portfolio in excess of $400 million. Mr. Gidumal earned a Bachelor of Science, Economics cum laude from the University of Pennsylvania (Wharton Undergraduate program) and a Master of Business Administration from Harvard Business School as a Baker Scholar (highest honors).

     KEITH D. SPICKELMIER. Mr. Spickelmier has been a Company Director since the Company's inception, and he served as the Company's President from inception to December 31, 2009. Mr. Spickelmier began his career in 1986 practicing law with Sheinfeld, Maley and Kay, a nationally known bankruptcy firm in Houston, Texas, and was named a partner in 1991. In 1992, he joined Verner, Liipfert, Bernhard and Hand, a Washington, D.C. firm, as a Shareholder. From 2001 to 2003, Mr. Spickelmier was with Haynes and Boone as Of Counsel and as a consultant. His practice focused on complex corporate bankruptcy and commercial litigation. Beginning in 1997, Mr. Spickelmier transitioned from the practice of law to investments, primarily in the telecommunications and energy sectors. In 2004, Mr. Spickelmier co-founded and began serving until the summer of 2008 as the Chairman of Westside Energy Corp., a publicly traded exploration and production company based in Dallas, Texas. Mr. Spickelmier received an undergraduate degree from the University of Nebraska at Kearney and a Juris Doctorate from the University of Houston.

     TIM WILKENS. Mr. Wilkens has served as Chief Executive Officer of the Company since December 31, 2009. For the past 11 years, Mr. Wilkens has served as President of Great Western Holdings. Great Western Holdings is the western United States development partner for Wyndham Worldwide, and in the past has partnered or been approved as a partner for Fairmont Hotels, Marcus Hotels and Shell Vacations. Mr. Wilkens has been involved in residential and commercial property development since the early 1980s. He has developed projects in the Lake Tahoe area, Napa County and Sonoma County. His projects have included class A office developments, residential housing, multifamily housing, hotels, resorts and fractional housing. Mr. Wilkens led several successful ventures that purchased distressed real estate in Texas from 1987 to 1990. Mr. Wilkens has a University Teaching Credential issued by the State of California and has studied at San Jose State University and also at the University of California at Berkeley.

     BRANDON BIRTCHER. Mr. Birtcher has served as President of the Company since December 31, 2009. Since 2004, Mr. Birtcher has been the President and sole owner of Birtcher Development & Investments, a leading West Coast development company founded by his great-grandfather in 1939. Mr. Birtcher began his real estate career as property manager for the family firm in 1976. Mr. Birtcher was the recipient of the Southern California Property Owner's
Association's "Developer of the Year" award in 1987, and the company was the National Association of Industrial and Office Properties' (NAIOP) "Real Estate Developer of the Year" in 1989. The firm was also named Orange County Business
Journal's  "Family  Business  of  the  Year"  in  2000.  Mr.  Birtcher  holds  a
Bachelor's  Degree  in  Business/Economics  from  Claremont  Men's  College.

     BASIL N. ARGERSON. Mr. Argerson has served as Senior Vice President, Treasurer and Secretary of the Company since December 31, 2009. From February 2006 to December 2009, Mr. Argerson served as a management consultant in his own firm, where he focused on providing merger and acquisition advice, performing business valuations and evaluating new market opportunities, primarily for clients in the medical services/devices and real estate industries. From 2004 to February 2006, Mr. Argerson was a partner in NB Partners, a family owned commercial real estate partnership. Mr. Argerson received a Bachelor of Arts in Economics, with distinction, from the University of Virginia, a Juris Doctorate from the University of Virginia School of Law, and a Master of Business Administration from the University of Chicago Booth School of Business.

DIRECTOR  SELECTION

     Our Nominating and Governance Committee charter contains criterion setting forth the qualifications that the Nominating and Governance Committee is to look for in director candidates. The Nominating and Governance Committee's criterion provides that the nominee should:

     * be a qualified individual meeting the criteria of the U.S. Securities and Exchange Commission;

     *     enhance the effectiveness and independence of the Board of Directors;
           and

     *     have  experience  in  appropriate  areas  and  disciplines.

     The Nominating and Governance Committee's criterion provides that the committee should consider any applicable requirements of law or of the American Stock Exchange, business experience, specific expertise, strength of character, judgment, factors relating to the current composition of the Board of Directors (including its size and structure) and principles of diversity.

     The Nominating and Governance Committee identifies director candidates primarily through recommendations made by current directors. These recommendations are developed based on the directors' own knowledge and experience. The Nominating and Governance Committee will also consider recommendations made by the stockholders and others, including search firms. All recommendations, regardless of the source, will be evaluated on the same basis against the criterion contained in the Nominating and Governance Committee charter. All stockholder recommendations for director nominees must be submitted to our Corporate Secretary at P.O. Box 2490, Napa, California 94558, and all recommendations will be forwarded by our Corporate Secretary or Assistant Secretary to the Nominating and Governance Committee. The envelope containing a recommendation must feature clear notation that its contents relate to a "Director Nominee Recommendation." All stockholder recommendations for director nominees must be submitted to us not less than 120 calendar days prior to the anniversary of the date on which our proxy statement was released to stockholders in connection with the previous year's annual meeting. All stockholder recommendations for director nominees must include the following information:

     a.     The  name  and  address  of  record  of  the  stockholder.

     b. A representation that the stockholder is a record holder of our securities or, if the stockholder is not a record holder, evidence of ownership in accordance with applicable regulations.

     c. The amount and type of record and/or beneficial ownership of our securities held by the stockholder making the recommendation.

     d. The name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director nominee.

     e. A description of the qualifications and background of the proposed director nominee that addresses the minimum qualifications and other criteria for Board membership approved by our Board from time to time and set forth in the Nominating and Governance Committee charter.

     f. The amount and type of record and/or beneficial ownership of our securities held by the proposed director nominee.

     g. A description of all arrangements or understandings between the stockholder and the proposed director nominee.

     h. The consent of the proposed director nominee (i) to be named in the proxy statement relating to our annual meeting of stockholders and
            (ii) to serve as  a  director if elected  at  such  annual  meeting.

     i. Any other information regarding the proposed director nominee that is required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission.

The Nominating and Governance Committee may request any additional information reasonably necessary to determine the eligibility of a proposed director nominee.

MEETINGS  AND  COMMITTEES  OF  THE  BOARD

MEETINGS

     The Company's Board of Directors did not have a formal meeting during the year ended December 31, 2009. The Company's Board of Directors took action by written consent four times during the year ended December 31, 2009.

     The Company's Board of Directors has adopted a policy strongly encouraging all directors to attend all annual meetings of the Company's stockholders (subject to unavoidable schedule conflicts or other circumstances) and to make themselves available before and after the meeting to speak with interested stockholders. The Company did not have a 2009 annual meeting of stockholders.

BOARD  COMMITTEES

NOMINATING  COMMITTEE

     The Company has a standing Nominating and Governance Committee comprising Steven Gidumal and Keith D. Spickelmier.

     The purpose of the Nominating and Governance Committee is to make certain the independent members of the Board of Directors oversee (i) the composition of the Board of Directors to ensure that qualified individuals meeting the criteria of the American Stock Exchange ("AMEX") and the U.S. Securities and Exchange Commission regulations serve as members of the Board of Directors and its committees, and (ii) the development and implementation of corporate governance principles, policies, codes of conduct and codes of ethics relating to the operation of the Board of Directors and its committees and the Company as a whole. The responsibilities of the Nominating and Governance Committee include
(i) recommending to the Board of Directors criteria for Board membership, (ii) establishing a policy as regards the consideration of director candidates recommended by stockholders, (iii) establishing procedures to be followed by stockholders in submitting recommendations for director nominees to the Nominating Committee, (iv) establishing a process for identifying and evaluating nominees for the Board of Directors, including nominees recommended by stockholders, and (v) upon identifying individuals qualified to become members of the Board of Directors, consistent with the minimum qualifications and other criteria approved by the Board of Directors from time to time, selecting or recommending that the Board of Directors select the director nominees for election at each annual meeting of stockholders. Currently, none of the members of the Nominating and Governance Committee are independent within the meaning of the AMEX listing standards.

     The Nominating and Governance Committee did not have a formal meeting during the year ended December 31, 2009. Our Board of Directors has adopted a charter for the Nominating and Governance Committee. A copy of this charter is available at www.goldengatehomes.net.
               -----------------------

AUDIT  COMMITTEE

     The Company's full Board of Directors now serves as the Company's audit committee, which consists of the Company's two directors. Our Board of Directors has determined that both Steven Gidumal and Keith D. Spickelmier qualify as an "audit committee financial expert," as such term is defined by SEC rules. Currently, none of the members of the Board of Directors are independent within the meaning of the AMEX listing standards.

     The audit committee will review the professional services and independence of our independent registered public accounting firm and our accounts, procedures and internal controls. The audit committee will also recommend the firm selected to be our independent registered public accounting firm, review and approve the scope of the annual audit, review and evaluate with the independent public accounting firm our annual audit and annual consolidated financial statements, review with management the status of internal accounting controls, evaluate problem areas having a potential financial impact on us that may be brought to the committee's attention by management, the independent registered public accounting firm or the board of directors, and evaluate all of our public financial reporting documents.

     The Company's full Board of Directors acting as the Audit Committee did not have a formal meeting during the year ended December 31, 2009. Our Board of Directors has adopted a charter for the Audit Committee. A copy of this charter is available at www.goldengatehomes.net.
                   -----------------------

COMPENSATION  COMMITTEE

     The Company's Board of Directors has not established any standing compensation committee. Because the Company has not heretofore paid any executive compensation, the Board of Directors believes that it is appropriate for the Company not to have such a compensation committee. If any executive officer and director compensation is considered in the immediate future, the Board of Directors as a whole will undertake the functions of a compensation committee at that time. The Board of Directors may establish a Compensation
Committee whenever it believes that doing so would benefit the Company. The Company does not now have any processes and procedures for the consideration and determination of executive and director compensation.

DIRECTOR  COMPENSATION

     The Company has not established standard compensation arrangements for its directors, and the compensation, if any, payable to each individual for his or her service on the Company's Board will be determined (for the foreseeable future) from time to time by the Board of Directors based upon the amount of time expended by each of the directors on the Company's behalf.

COMMUNICATIONS  WITH  DIRECTORS

     Our Board of Directors has approved and implemented procedures for stockholders and other interested persons to send communications to our non-management directors as a group, our entire Board of Directors, or any specific director. Communications may be mailed c/o Corporate Secretary, JK Acquisition Corp., P.O. Box 2490, Napa, California 94558. Such communications are subject to a screening process under the guidance of our Corporate
Secretary, who will determine which communications will be forwarded to directors. Communications such as spam and similar junk mail and mass mailings, resumes and other job inquiries, surveys, business or charitable solicitations or advertisements, and any communication that is unduly hostile, threatening, illegal or similarly unsuitable are believed to be inappropriate and may not be forwarded.

                             EXECUTIVE  COMPENSATION

     During the past two fiscal years, no executive officer or director has received any compensation of any sort for services rendered. However, the Company's officers and directors were reimbursed for any out-of-pocket expenses incurred in connection with activities on the Company's behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. No limit was placed on the amount of these out-of-pocket expenses, and no review was conducted of the reasonableness of the expenses by anyone other than by the Company's Board of Directors, which included persons entitled to reimbursement. The Company did not have the benefit of independent directors examining the propriety of expenses incurred on the Company's behalf and subject to reimbursement.

     For three months in 2008, the Company paid to 4350 Management, LLC, a wholly-owned entity of James P. Wilson (then an officer and a director of the Company), a fee of $7,500 per month for providing us with certain limited administrative, technology and secretarial services, as well as the use of certain limited office space, including a conference room, in Houston, Texas. However, this arrangement was solely for our benefit and was not intended to provide Mr. Wilson compensation in lieu of a salary.

     As of the date of this Information Statement, the Company has not decided upon the remuneration that it will pay to its newly elected officers. The Company does not expect to pay any such remuneration (other than expense reimbursements) until such time as it is able to complete a significant capital raising event to permit it to do so. If the Company is successful in completing a significant capital raising event, management expects that the Company will start to pay management salaries at market levels, consistent with any restrictions on salaries imposed by the investors providing the additional funds.

              CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

     On July 16, 2008, pursuant to rights granted in a previously executed Novation Agreement, the Company executed convertible promissory notes (collectively, the "Notes") in favor of each of James P. Wilson and Keith D. Spickelmier, then the Company's officers and directors, representing (respectively) the original principal amounts of $510,500.10 and $417,681.90. Each of Messrs. Wilson and Spickelmier had the option of converting all or any portion of the unpaid balance of his Note into shares of the Company's common stock at a conversion price equal to $.008 per share. Each of Messrs. Wilson and Spickelmier advanced additional amounts pursuant to the Notes, totaling $27,146 (in the case of Mr. Wilson) and $22,210 (in the case of Mr. Spickelmier), and these additional amounts were convertible into an additional 3,393,267 shares of Common Stock (in the case of Mr. Wilson) and 2,776,308 shares of the Company's common stock (in the case of Mr. Spickelmier). On December 29, 2009, Messrs. Wilson and Spickelmier converted the entire principal balances of the Notes, receiving (respectively) 67,205,780 and 54,986,546 shares of the Company's common stock.

     The Company has not adopted any policies and procedures for the review, approval, or ratification of any related party transactions.

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



                             DIRECTOR INDEPENDENCE

     The rules of the American Stock Exchange (the "AMEX") generally require that a listed company's Board of Directors be composed of a majority of independent directors. However, these rules provide that a "smaller reporting company" need only maintain a Board of Directors comprised of at least 50% independent directors. Although the Company is not listed on the AMEX, the Company uses the standards established by the AMEX for determining whether or not each of its directors is "independent." The Company has determined that, as of the date of this Information Statement, neither of the Company's directors is an "independent" director in accordance with the AMEX independence standards.

     SECTION  16  BENEFICIAL  OWNERSHIP  REPORTING  COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires that the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, file reports of ownership and changes in ownership with the Securities and Exchange Commission and furnish the Company with copies of all such Section 16(a) forms. Based solely on its review of written representations from certain reporting persons, the Company believes that, during fiscal 2009, each of its officers, directors and greater than ten percent stockholders complied with all such applicable filing requirements.

                                   By  Order  of  the  Board  of  Directors,


                                   Steven Gidumal,
                                   Chairman of the Board

Napa, California
January 22, 2010

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